Joseph A. Herz

Tel. (212) 801-6926

Fax (212) 801-6400

herzj@gtlaw.com

July 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                             Boulevard Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2015
File No. 001-36316

Ladies and Gentlemen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), please find attached to this response letter a revised proxy card for the above referenced Preliminary Proxy Statement on Schedule 14A, which is in response to the oral comment received from the Staff (the “Staff”) of the Securities and Exchange Commission by telephone call to the undersigned on the date hereof.

For the Staff’s convenience, the oral comment has been incorporated into this response letter, followed by the Company’s response.

1.                                      Please revise the description of Proposal 2A in the proxy card to be consistent with the description of Proposal 2A in the preliminary proxy statement.

Response

The Company has revised the preliminary proxy card in response to the Staff’s comment.

***

GREENBERG TRAURIG, LLP  •  ATTORNEYS AT LAW  •  WWW.GTLAW.COM
MetLife Building, 200 Park Avenue  •  New York, New York 10166  •  Tel 212.801.9200  •  Fax 212.801.6400

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:                    Ada D. Sarmento, Esq.
Sonia Bednarowski, Esq.
Ms. Amy Geddes

Mr. Doug Jones
Mr. Stephen S. Trevor

Mr. Mark Gibson

Alan I. Annex, Esq.

Michael L. Hermsen, Esq.

Encls.

PRELIMINARY COPY

SPECIAL MEETING OF STOCKHOLDERS OF

BOULEVARD ACQUISITION CORP.

[•], 2015

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE  “FOR”  PROPOSALS:  1, 2A, 2B, 2C, 2D, 2E, 2F, 2G, 3, 4 AND 5

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Marc Lasry, Stephen S. Trevor or Thomas Larkin, individually, as proxy to represent the undersigned at the Special Meeting of Stockholders to be held at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166 at [•] Eastern time, and at any adjournments thereof, and to vote the shares of common stock of Boulevard Acquisition Corp. the undersigned would be entitled to vote if personally present, as indicated below.

1.              Proposal 1: The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Stock Purchase Agreement, dated as of April 30, 2015, as it may be amended (the “Purchase Agreement”), by and between the Company and The Dow Chemical Company, a Delaware corporation, and the transactions contemplated thereby, including the approval for purposes of NASDAQ Listing Rule 5635 of the issuance pursuant to the Purchase Agreement of a number of shares of Boulevard Common Stock that exceeds 20% of the number of shares of Boulevard Common Stock that is currently outstanding.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposals 2A to 2G: The Certificate Proposals — To consider and vote upon the following amendments to the Company’s amended and restated certificate of incorporation, each of which would be effected by the filing of the proposed certificate:

2A: To change the Company’s name to AgroFresh Solutions, Inc. and remove certain provisions related to the Company’s status as a blank check company, among other things.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2B: To authorize a class of non-voting common stock.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2C:    To require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to amend or repeal certain provisions of the certificate of incorporation.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

2D: To require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to remove a director from office.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2E: To require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to adopt, amend or repeal the Company’s bylaws.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2F: To elect for the Company not to be governed by Section 203 of the Delaware General Corporation Law, as amended.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2G: To adopt Delaware as the exclusive forum for certain stockholder litigation.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.              Proposal 3: The Director Election Proposal — To consider and vote upon a proposal to elect seven directors to serve on the Company’s board of directors upon consummation of the Business Combination.

NOMINEES:
☐ FOR ALL NOMINEES	Robert J. Campbell
☐ WITHHOLD AUTHORITY	Nance K. Dicciani
FOR ALL NOMINEES	Gregory M. Freiwald
☐ FOR ALL EXCEPT	Thomas D. Macphee
(See instructions below)	Derek Murphy
Stephen S. Trevor
Macauley Whiting, Jr.
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: •

4. Proposal 4: The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the AgroFresh Solutions, Inc. 2015 Incentive Compensation Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.              Proposal 5: The Adjournment Proposal — To consider and vote upon a proposal to adjourn the special meeting of stockholders to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

The shares of common stock represented by this proxy will be voted as directed. If no contrary instruction is given, the shares will be voted FOR the proposals above. If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment.  At the present time, the Board of Directors knows of no other business to be presented at the meeting.

Signature of Stockholder	Date

Signature of Stockholder	Date

Note:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.